UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-42701

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bley Investment Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6300 RIDGLEA PLACE, SUITE 615
(No. and Street)

FORT WORTH	TX	76116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAIGE PIERCE	817-732-2442	paige@bleyinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAIGE PIERCE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bley Investment Group, Inc. _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Agustina Lopez
My Commission Expires
04/25/2024
ID No. 124898281

Signature:

Title: President + CEO

Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to ~~consolidated~~ statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to ~~consolidated~~ financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bley Investment Group, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2021



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Bley Investment Group, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Bley Investment Group, Inc. (the "Company") as of December 31, 2021, and the related statements of operations, stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

Fredericksburg, Texas
March 22, 2022

We have served as the Bley Investment Group, Inc.'s auditor since 2019.

4

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Bley Investment Group, Inc.
Statement of Financial Condition
For the year ended December 31, 2021

ASSETS	
CURRENT ASSETS	
Cash	$ 98,583
Commissions receivable	18,987
Prepaid expenses	15,892
TOTAL CURRENT ASSETS	$ 133,462
FIXED ASSETS	
Property and equipment, net	9,683
Depreciation	(5,741)
TOTAL FIXED ASSETS	$ 3,941
OTHER ASSETS	
Deposits	1,145
Clearing deposit	50,000
Goodwill	45,000
TOTAL OTHER ASSETS	$ 96,145
TOTAL ASSSETS	$ 233,548
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 4,603
Payroll Liabilities	-
Federal income tax payable-Parent	6,621
Deferred tax liability	7,146
TOTAL LIABILITIES	$ 18,370
Stockholder's Equity	
Common stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	197,131
Retained earnings	(22,978)
Net Income	40,025
TOTAL STOCKHOLDER'S EQUITY	$ 215,178
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 233,548

The accompanying notes are an integral part of these financial statements.

Note 1   Nature of Business and Summary of Significant Accounting Policies

<u>Nature of Business</u>

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company was a wholly owned subsidiary of Bley Investment Group Holdings, Inc. until April 19, 2021 at which time The Pierce Group, LLC and Cucharale Consulting Group, LLC purchased 90% and 10% respectively. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The Company operates under a Tri-Party clearing arrangement with Pershing LLC and another registered broker dealer. The clearing broker/dealer carries all accounts of customers and maintains and preserves all related books and records, as are customarily kept by a clearing broker/dealer. Under these   exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

<u>Significant Accounting Policies: Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Property and Equipment</u>

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

<u>Security Transactions</u>
Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company is taxed as a C-corporation and is subject to federal corporate income tax.

As of December 31, 2021, open Federal tax years subject to examination include the tax years ended December 31, 2018, through December 31, 2020.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Revenue from contracts with customers includes commissions from retail, institutional, mutual funds, and broker/dealer clients, and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price).

The recognition and measurement of revenue is based on the assessment of individual contract terms. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company is entitled to placement and/or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2021.

The Company earns 12b-1 trailer fees from Mutual Fund clients and estimates and accrues amounts it expects to receive. Accrued 12b-1 trailer fees accrued at December 31, 2021 total $10,000, and are included in commission receivables.

Note 2   Transactions with Clearing Broker/Dealer

The agreement under the Tri-Party clearing arrangement provides for ticket charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the clearing broker/dealer.

Note 3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $139,200, which was $89,200 in excess of its net capital requirements of $50,000. The Company's net capital ratio was 13.20% (.132:1)

Note 4   Property, Furniture & Equipment

Property and equipment are carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 3,918
Office equipment	$ 5,764
Total FF&E	$ 9,683
Accumulated Depreciation	($ 5,741)
Total FF&E Net of Depreciation	$ 3,941

Depreciation expense for the year was $1,719 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5   Goodwill

On November 12, 2021, Bley Investment Group, Inc. acquired the Book of Business of Indiana Securities, LLC at the purchase price of $45,000, which is recorded as Goodwill.

Note 6   Income Taxes

The prior owner, filing a federal consolidated income tax return with the Company, allocated the Company's share of federal income taxes. For the year ended December 31, 2021, the Company recorded federal income taxes receivable and current tax benefit-federal of $6,621 related to the allocated federal income tax payable.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of the prior owner filing its tax return using the cash basis method of accounting. The Company's net deferred tax liability of $7,146 results from the future taxable income related to the cash basis method of accounting and accelerated depreciation used for tax purposes.

Note 7   Commitments

The Company entered into one year lease agreement for the facilities occupied by the Company. Rent expense for the year was $14,606 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8   Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9   Off Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all accounts of customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk

through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At various times during the year, the Company could maintain cash balances in an amount that exceed federally insured limits. At December 31, 2021, the Company had no uninsured cash balances.

The Company has commissions receivable and a clearing deposit due from the Company's clearing broker/dealer totaling $68,987, or approximately 30% of its total assets.

Note 10   Related-Party Transactions/Economic Dependency/Services Concentration

Prior to purchase, two officers of the Company were due and paid approximately 28% of the Company's compensation and related costs through April 19, 2021. One was a registered securities representative of the Company and generated approximately 90% of the Company's revenue through the date of sale. The Company is economically dependent upon the new owner due to the concentration of services provided.

Note 11   Retirement Plan

The Company adopted a SIMPLE IRA (Plan) effective in 1997. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $1,650 for the year ended December 31, 2021, which are included in compensation and related costs in the accompanying statement of income.

Note 12   Recent Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update No. 2016-02, which requires lessors to classify leases as sales-type, direct financing, or operating lease. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for transition to Topic 842; ASU No. 2018-10, Codification improvements to Topic 842; and ASU No. 2018-11, Targeted Improvements. The new standard is effective for the Company on January 1, 2022, with early adoption permitted. The Company expects to adopt the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial

application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company expects to adopt the new standard on January 1, 2022, and to use the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2022. The new standard provides several optional practical expedients in transition. The Company expects to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of- hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

The Company continues to evaluate certain aspects of the new standard and does not expect the new standard to have a material effect on the financial statements or have a significant change in leasing activities between now and adoption.

Note 13   Subsequent Events

Management has evaluated the Company's events and transactions that occurred after December 31, 2021, through March 22, 2022, the date which the financial statements were available to be issued.